

16006044

[UNIT]ED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

MAR 14 2016

Washington DC
409

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66626

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2015** (MM/DD/YY) AND ENDING **DECEMBER 31, 2015** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **DAKOTA SECURITIES INTERNATIONAL, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7241 SW 63RD AVENUE, SUITE 101A
(No. and Street)

MIAMI	FLORIDA	33143
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BRUCE ZIPPER **(305)403-7500 X-304**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

amb

amb

OATH OR AFFIRMATION

I, BRUCE ZIPPER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DAKOTA SECURITIES INTERNATIONAL, INC., as of December 31, 2015 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



EDUARDO PALMA
Notary Public, State of Florida
Commission# FF 153642
My comm. expires Aug. 24, 2018

Signature

PRESIDENT
Title

Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) Exemption Report.
- ☒ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAKOTA SECURITIES INTERNATIONAL, INC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31ST, 2015

Dakota Securities International, Inc.
Financial Statements
December 31, 2015

Table of Contents



hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Management and Stockholders
Dakota Securities International, Inc.

We have audited the accompanying statement of financial condition of Dakota Securities International, Inc. as of December 31, 2015, and the related statement of operations, changes in stockholders' equity, statement of changes in liabilities subordinated to claims of creditors and cash flows for the year then ended. These financial statements are the responsibility of Dakota Securities International, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dakota Securities International, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of Dakota Securities International, Inc.'s financial statements. The supplemental information is the responsibility of Dakota Securities International, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA
Maitland, Florida
March 11, 2016

Dakota Securities International, Inc.
Statements of Financial Condition
December 31, 2015

ASSETS		
Cash and Cash Equivalents	$	2,400
Receivables from Clearing Broker		101,564
Commissions Receivable		2,500
Prepaid Expenses and Other Assets		1,766
Property and Equipment, net of accumulated depreciation of $93,035		6,924
TOTAL ASSETS	$	115,154
LIABILITIES		
Accounts Payable		82,578
Accrued Expenses and Other Liabilities		4,763
TOTAL LIABILITIES		87,341
STOCKHOLDERS' EQUITY		
Common stock, par value $.01 per share, authorized and issued 11,100 shares		111
Additional paid in capital		76,311
Retained earnings (deficit)		(48,609)
TOTAL STOCKHOLDER' EQUITY		27,813
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$	115,154

The accompanying notes are an integral part of these financial statements.

Dakota Securities International, Inc.
Statement of Operations
For the Year Ended December 31, 2015

REVENUES		
Commissions	$	220,940
Interest and Dividends		869
Other Income		12,970
TOTAL REVENUES		234,779
OPERATING EXPENSES		
Employee Compensation & Benefits		57,557
Clearing and Execution Costs		152,240
Communication & Data Processing		150
Occupancy		29,275
Professional Services		51,792
Penalties / Dispute Resolutions		8,300
Other Expenses		33,206
TOTAL OPERATING EXPENSES		332,520
NET LOSS	$	(97,741)

The accompanying notes are an integral part of these financial statements.

Dakota Securities International, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2015

	Common Stock Shares	Amount	Additional Paid in Capital	Retained Earnings	Total Stockholders Equity
Balance, January 1, 2015	11,100	$111	$76,311	$49,132	$125,554
Net Income (Loss)				(97,741)	(97,741)
Balance, December 31, 2015	11,100	$111	$76,311	($48,609)	$27,813

The accompanying notes are an integral part of these financial statements.

Dakota Securities International, Inc.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2015

Subordinated borrowings at January 1, 2015	$ 85,000
Decreases:	
Subordinated Loan	(85,000)
Subordinated borrowings at December 31, 2015	$ 0

The accompanying notes are an integral part of these financial statements.

Dakota Securities International, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2015

OPERATING ACTIVITIES		
Net Loss	$	(97,741)
Adjustments to reconcile Net Loss to net cash used by operations		
Depreciation		7,356
Accounts Receivable		5,000
Due from Clearing Firm		(67,777)
Commissions Receivable		(2,500)
Prepaid Expenses		1,515
Security Deposits		2,788
Accounts Payable		22,263
Accrued Expenses		(1,859)
NET CASH USED BY OPERATING EXPENSES		(130,955)
FINANCING ACTIVITIES		
Subordinated Loan		(85,000)
NET CASH USED BY FINANCING ACTIVITIES		(85,000)
NET CASH DECREASE FOR PERIOD		(215,955)
CASH AT BEGINNING OF PERIOD		218,355
CASH AT END PERIOD	$	2,400

The accompanying notes are an integral part of these financial statements.

Dakota Securities International, Inc.
Notes to Financial Statements
December 31, 2015

Note 1 - Organization

Dakota Securities International, Inc. (The "Company") was incorporated in Florida on January 9, 2004. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company conducts a full service brokerage operation in Miami, Florida. The Company is an introducing broker dealer and all securities transactions are cleared through its broker dealer clearing firm on a fully disclosed basis.

Note 2 - Summary of Significant Accounting Policies

The accompanying financial statements are prepared in conformity with U.S. generally accepted accounting principles ("US GAAP"). The Company is considered an investment company under US GAAP and follows the accounting and reporting guidance applicable to investment companies in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 946, Financial Services – Investment Companies ("ASC 946"). The significant accounting policies adopted by the Company are as follows:

Cash and Cash Equivalents: The Company considers all unrestricted deposits and cash equivalents as highly liquid investments, with original maturities of three months or less that are not held for sale in the ordinary course of business.

Accounting Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2015, and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Fair Value of Financial Instruments: The financial instruments of the company consisting of commissions due from the clearing organization, accounts payable and accrued expenses are reported in the accompanying statement of financial condition at their carrying values, which approximate their fair values due to their short-term nature.

Dakota Securities International, Inc.
Notes to Financial Statements
December 31, 2015

Note 2 - Summary of Significant Accounting Policies (Continued)

Property and Equipment: Equipment is stated at cost less accumulated depreciation. Depreciation of these assets is computed over their estimated useful lives, 3 to 7 years, on the straight-line method. Repairs and maintenance are expensed as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. When equipment is retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations. Leasehold improvements are amortized over the lesser of the economic useful life of the improvements or the term of the lease.

At December 31, 2015, property and equipment consisted of the following:

		Estimated Useful Lives
Equipment	$37,740	3-5 Years
Furniture & fixtures	23,047	7 Years
Software	39,173	3 Years
Less: Accumulated Depreciation	(93,036)	
	$ 6,924	

Depreciation expense charged to income was $7,356 in 2015

Revenue Recognition of Securities Transactions: The Company clears securities transactions through COR Clearing, LLC, on a fully disclosed basis. These securities transactions, together with related commission revenues and expenses, are recorded on a settlement date basis. Other income includes fees for postage from the clearing firm and are recognized as earned.

Advertising: Advertising costs are expensed as incurred

Dakota Securities International, Inc.
Notes to Financial Statements
December 31, 2015

Note 3 - Clearing Arrangements

The Company has a clearing agreement with COR Clearing, LLC ("COR") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by COR. At December 31, 2015, the cash at clearing organization of $1,564 is with COR. Pursuant to 2015 clearing agreement; the company was allowed to maintain a guarantee in lieu of the $100,000 deposit required by COR. However, during 2015, FINRA raised the company's minimum required net capital to $100,000 for one (1) year. A shareholder provided a FINRA approved Subordinated Loan to the company for $85,000. The company then proceeded to make the clearing deposit of $100,000 with COR to meet FINRA's new requirement. FINRA after the one year expired, approved lowering the minimum required net capital of the company to $5,000. The company then proceeded to pay back $50,000 to the shareholder and a liability for $35,000 was created for the balance due.

Note 4 - Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation for both federal and state income tax purposes. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The shareholders and the Company are generally not subject to U.S. federal, state or local income tax examinations related to the company's activities for tax years before 2012.

Dakota Securities International, Inc.
Notes to Financial Statements
December 31, 2015

Note 5 - Net Capital Rule

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) that requires that the Company maintain "Net Capital" equal to the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2015, the Company had net capital of $16,622 which was $10,799 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital should not exceed 15 to 1. At December 31, 2015, the ratio of "Aggregate Indebtedness" to "Net Capital" was 525.45%. which caused the required net capital to become $5,823.

Note 6 - Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account.

As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur. At December 31, 2015, margin accounts guaranteed by the Company were not material.

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and the Clearing Broker guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, require customers to deposit additional collateral, or to reduce positions, when necessary.

The Company maintains cash and other deposits with banks and brokers, and, at times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

Note 7 - Operating Lease

The Company subleases office space under a sublease agreement that began on February 1, 2015 and expires on January 31, 2016. This lease was later cancelled effective November 2015 as agreed by both parties with no penalties. Rent expense was $29,275 for the year ended December 31, 2015.

Dakota Securities International, Inc.
Notes to Financial Statements
December 31, 2015

Note 8 - Commitments and Contingencies

Arbitration: In November 2015, the Company received a Wells Letter sent by FINRA to Bruce Zipper, Chris McNamee and Dakota Securities relating to an unsuitability transaction that occurred in 2013. Without confirming or denying these allegations, the Company met with FINRA to seek settlement and are waiting for a settlement proposal. FINRA is taking into consideration the company's current financial condition before any fines or suspensions are given. We expect a decision will be reached by or before May 2016. The Company asserts that any potential liabilities cannot be deemed probable or reasonably estimable, and as such a liability has not been recorded.

The company has an arbitration case filed by a former client against Dakota Securities and Chris McNamee seeking damages of $1,000,000.00. Dakota believes strongly this case is without merit and currently awaits a decision from FINRA's panel. The Company asserts that any potential liabilities cannot be deemed probable or reasonably estimable, and as such a liability has not been recorded.

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

Subordinated Borrowings: On May 14th, 2014, the Company entered into a One (1) year SL-31D subordinated loan agreement with BTCM Holdings, LLC. in the amount of $85,000 as approved by FINRA in accordance with Appendix D of SEC Rule 15c3-1. This agreement included an automatic renewal for an additional year. On June 2015, FINRA's one-year requirement to increase Dakota's minimum required net capital to $100,000 expired. FINRA approved lowering the minimum required net capital of the company back to $5,000. The company then proceeded to cancel the subordinated loan and pay back $50,000 to BTCM Holdings, LLC. A liability for $35,000 was created for the balance due.

Note 9 - Subsequent Events

The Company has evaluated subsequent events through March 11, 2016, which is the date the financial statements were available to be issued, and have determined no material events or transactions have occurred during this period which would render these financial statements to be misleading.

Schedule I

Dakota Securities International, Inc.

Computation and Reconciliation of Net Capital

Under Rule 15c3-1 of the

Securities and Exchange Commission

December 31, 2015

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital	$	27,813
Less Non-allowable assets		(11,191)
Net Capital		16,622
Minimum net capital required (6 2/3% of aggregate indebtedness)		5,823
Minimum dollar net capital required		5,000
Net capital requirement (the greater of)		5,823
Excess net capital		10,799

AGGREGATE INDEBTEDNESS

Total aggregate indebtedness included in the Statement of Financial Condition	87,341
Ratio of aggregate indebtedness to net capital	525.45%

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN UNAUDITED PART IIA OF FORM X-17A-5 FILING AS OF DECEMBER 31, 2015)

Net capital as reported in company's part IIA FOCUS Report	$	16,328
Increase – Audit adjustments		294
Net capital, per December 31th, 2015 audited report as filed	$	16,622

Schedule II
Dakota Securities International, Inc.
Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the
Securities Exchange Act of 1934
As of December 31, 2015

Dakota Securities International, Inc. is not required to file the above schedules as it claims exemption from rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule as all customer transactions are cleared through other broker dealers on a fully disclosed basis.

DAKOTA SECURITIES 

March 9, 2016

OHAB & COMPANY, P.A.
100 E. Sybelia Ave. Suite 130
Maitland, Fl 32751

TO WHOM IT MAY CONCERN

Dakota Securities International, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company identifies SEC Rule 15c3-3(k)(2)(ii) under which we claim exemption from SEC Rule 15c3-3 and,
(2) The Company met the identified exception for the entire period January 1st through December 31st, 2015.
(3) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii) and,
(4) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

I, Bruce Zipper, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Bruce Zipper
CEO



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Dakota Securities International, Inc.

We have reviewed management's statements, included in the accompanying Dakota Securities International, Inc. Exemption Report, in which (1) Dakota Securities International, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Dakota Securities International, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Dakota Securities International, Inc. stated that Dakota Securities International, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Dakota Securities International, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dakota Securities International, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA
Maitland, Florida
March 11, 2016